FOR IMMEDIATE RELEASE

VUANCE LTD. ANNOUNCES THIRD QUARTER OPERATING RESULTS
Revenues Increase 31% from Prior-Year Period

McLean, VIRGINIA - November 29, 2007 - VUANCE, Ltd. (NASDAQ Capital Market: VUNC; Euronext: VUNC), a provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and incident management, today announced its operating results for the third quarter of 2007.

Recent Business Highlights
•	Third quarter revenues increased 31% to $3.4 million, when compared with the prior-year period.
•	Third quarter gross margin increased 17% to $2.1 million, when compared with the prior-year period.
•	The acquisition of the Milwaukee based Security Holding Corp ("SHC") was completed in August.
•	Second 2007 acquisition completed: Credential Division of Disaster Management Solutions.
•	New $13.8 million European airport perimeter security and border control agreement announced.
•	Corporate Headquarters relocated to the U.S. to support new sales and marketing structure.
•	Company showcases superior access control solutions at ASIS International 2007.

Third Quarter and Nine Month Operating Results

Revenues for the quarter ended September 30, 2007 increased 31% to approximately $3.4 million, when compared with revenues of approximately $2.6 million in the third quarter of 2006. For the nine months ended September 30, 2007, revenues increased 39% to approximately $8.9 million, versus approximately $6.4 million in the prior year period.

Gross profit increased 17% to $2,082,000 in the most recent quarter, versus $1,785,000 in the three months ended September 30, 2006. For the nine months ended September 30, 2007, gross profit increased 28% to $5,221,000, compared with $4,065,000 in the year-earlier period.

The Company reported a net loss of $2,801,000, or $0.63 per share, in the three months ended September 30, 2007, compared with a net loss of $791,000, or $0.20 per share, in the third quarter of 2006. A net loss of $5,212,000, or $1.26 per share, was recorded during the first nine months of 2007, versus a net loss of $2,509,000, or $0.63 per share, in the nine months ended September 30, 2006.

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation and onetime expenses of $428,000, the Company’s net loss totaled $2,373,000, or $0.54 per share, in the third quarter of 2007, versus a non-GAAP net loss of $742,000, or $0.19 per share, in the three months ended September 30, 2006. Non-cash stock-based compensation of $49,000 was recorded in the third quarter of 2006. Excluding non-cash stock-based compensation expenses and onetime expenses of $1,121,000, the Company’s non-GAAP net loss totaled $4,091,000, or $0.99 per share, in the nine months ended September 30, 2007, compared with a non-GAAP net loss of $2,302,000, or $0.58 per share, in the first nine months of the previous year. Non-cash stock-based compensation of $207,000 was recorded in the nine months ended September 30, 2006.

Management Comments

“We are pleased to report that revenue and gross profits increased 31% and 17%, respectively, in the most recent quarter, when compared with the prior-year period, a demonstration that re-positioning the Company to increase sales within more stable markets creates a solid business model,” stated Eyal Tuchman, Chief Executive Officer of VUANCE Ltd. “Indeed, the numbers were in line with management’s expectations. The third quarter net loss was higher than a year earlier, reflecting (1) substantial additional costs related to the quarter’s two completed acquisitions, (2) higher selling and marketing expenses related to our new projects and our focus on providing Real-time Location, Electronic Access Control, and Incident Response Management Solutions within select vertical markets within the United States and (3) Higher financial expenses resulting from the price decrease of OTI shares.”

“This was a significant quarter for VUANCE, as we began executing management’s plan to grow both organically and through acquisitions. We closed an important multi-year contract with a European nation to provide airport perimeter security and border control solutions. Revenues from this contract are expected to be recognized over the next two years, and once the system has been implemented, there is likely to be an additional ten-year maintenance agreement that should generate recurring annual revenues.”

“We also completed two strategic acquisitions during the most recent quarter. Security Holding Corp., a U.S.-based manufacturer and distributor of RFID, security management and forward-thinking access control systems and equipment represents an important acquisition. Its synergistic active RFID and electronic access control product lines complement VUANCE’s existing technologies in these areas, and SHC works with leading system integrators and distributors through which we now can offer more comprehensive solutions. Indeed, the ’new’ VUANCE, with over 2500 installations throughout the United States, now offers these system integrators the only source for comprehensive end-to-end Active RFID, Electronic Access Control and IRMS solutions. SHC’s management team also has extensive industry and M&A experience that should support VUANCE’s strategic growth initiatives.”

“The second acquisition, of the Credential Division of Disaster Management Solutions, represents a strategic purchase. Its unique RAPTOR technology is an advanced, secure and scalable First Responders system that retrieves trusted identity, training, skills and licensure data for appropriate credentials issuance. Therefore, it enhances our IRMS product line and provides another competitive advantage when we are bidding on first responder-related projects.”

“During the third quarter, we also implemented key organizational changes that will enable us to capitalize on U.S. sales and investment opportunities. First, we moved our Corporate Headquarters to the U.S. to be closer to our customers and the system integrators that are critical to our success. Second, we restructured our sales team to focus on four primary market segments that represent ideal candidates for our Active RFID, Electronic Access Control, and Incident Response Management Solutions. Finally, we enhanced our investor relations efforts to communicate our focused and synergistic business model to investors, and listed our common stock on The NASDAQ Capital Market, thereby allowing a larger universe of institutional and other investors to consider ownership of our shares.”

Mr. Tuchman concluded, “Overall, management is pleased with VUANCE’s progress in re-positioning the Company to increase Active RFID, Electronic Access Control, and IRMS sales revenues in coming months. We are focused on a solid, steady business model, primarily driven by the sale of synergistic products into key commercial, institutional and local government markets, and complemented by our IRMS capabilities to win first responder-related projects. This provides management with improved visibility for future quarters. We anticipate closing 2007 with over $12 million in revenues. As we complete the organizational transition, we are optimistic about 2008 in terms of sales and profitability. We anticipate 2008 sales revenues of over $20 million next year. We will remain alert for organic growth and acquisition opportunities that can contribute to our forward momentum within target markets. With increasing sales and added cost controls, VUANCE can achieve operational profitability by the end of 2008 and net profitability in future years.”

Investor Conference Call

VUANCE will host an investor conference call to discuss its second quarter 2007 operating results today, Thursday, November 29, 2007 at 10:00 AM EST (17:00 Israel Time). During the call, Mr. Eyal Tuchman, CEO, and Mr. Lior Maza, CFO, will discuss the Company’s second quarter results.

To participate in the conference call, please call one of the following numbers five minutes before 10:00 AM EST (17:00 Israel Time):
In Israel: 03-9180691
In the US (toll free): 1-888-281-1167
In the UK (toll free): 0-8000-32-3367

A replay of the teleconference will be available for a one-week period from 14:00 Eastern Time (21:00 Israel Time) on November 29, 2007 until midnight (EST) on December 5, 2007. To access the replay, please call one of the following numbers:
In Israel: 03- 9255953
In the US (toll free): 1-888-782-4291
In the UK (toll free): 0-800-028-6837

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, VUANCE uses non-GAAP measures of operational profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R), onetime expenses and beneficial conversion feature and amortization of discount on convertible bonds and related expenses. VUANCE management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About VUANCE Ltd.

VUANCE Ltd. provides innovative incident management, active RFID, access control and credentialing solutions to public safety, commercial, institutional and government sectors. The Company offers complete, cost-effective Active RFID and electronic access control solutions for the continuous tracking of assets and individuals. VUANCE’s Incident Response Management System (IRMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. For more information, visit the Company’s website at www.vuance.com.

VUANCE Ltd. is headquartered in McLean, Virginia. VUANCE common stock is listed on the NASDAQ Capital Market and on the Euronext Exchange under the symbol “VUNC”. For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contacts
North America
Jerry Cahn, Ph.D., J.D.	R. Jerry Falkner, CFA
Target 3 Communications	RJ Falkner & Company
Tel: 646-827-0009	Tel: 800-377-9893
Fax: 646-827-9009	Fax: 830-693-6600
Jerry@target3.com	info@rjfalkner.com

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2007	2006
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,437	$2,444
Restricted cash deposit	3,132	859
Marketable securities:
Municipal bond	350	-
Other company	7,969	11,077
Trade receivables, net of doubtful accounts	2,816	2,625
Other accounts receivable and prepaid expenses	1,991	717
Inventories	630	270

Total current assets	20,325	17,992

INVESTMENTS AND LONG-TERM RECIVABLES:
Investment in restricted marketable securities of other company	-	4,431
Long term trade receivables	-	79
Severance pay fund	334	239

Total investments and long-term receivables	334	4,749

PROPERTY AND EQUIPMENT, NET	235	160
OTHER ASSETS
Goodwill	3,178	-
Intangibles assets and deferred charges	2,196	197
Total Other Assets	5,374	197

TOTAL ASSETS	$26,268	$23,098

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2007	2006
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$503	$668
Trade payables	1,359	823
Employees and payroll accruals	263	533
Accrued expenses and other liabilities	8,709	3,428

Total current liabilities	10,834	5,452

LONG-TERM LIABILITIES:
Convertible bonds	2,438	2,255
Long-term loan, net of current maturities	-	67
Accrued severance pay	405	323

Total long-term liabilities	2,843	2,645

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDER’S EQUITY	12,591	15,001

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$26,268	$23,098

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	Unaudited

Revenues	$8,887	$6,412	$3,364	$2,577
Cost of revenues	3,666	2,347	1,282	792

Gross profit	5,221	4,065	2,082	1,785

Operating expenses:
Research and development	904	1,006	516	364
Selling and marketing	6,094	3,589	2,637	1,490
General and administrative	2,291	1,835	907	669

Total operating expenses	9,289	6,430	4,060	2,523

Operating loss	(4,068)	(2,365)	(1,978)	(738)
Financial expenses, net	(1,144)	(84)	(823)	(53)
Other expenses, net	-	(60)	-	-

Net loss	$(5,212)	$(2,509)	$(2,801)	$(791)

Basic and diluted net loss per share (1)	$(1.26)	$(0.63)	$(0.63)	$(0.20)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share (1)	4,145,039	3,961,157	4,416,745	3,965,971

(1)	A 1 for 5.88235 reverse split of our common stock became effective for trading purposes on May 14, 2007. All earnings per share and weighted-average share amounts are presented on a post-split basis.

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Nine months ended September 30, 2007				Nine months ended September 30, 2006
	GAAP	Adjustment		Non-GAAP	GAAP	Adjustment		Non-GAAP
	Unaudited				Unaudited

Revenues	$8,887	-		$8,887	$6,412	-		$6,412
Cost of revenues	3,666	(2)(a	)	3,664	2,347	-		2,347

Gross profit	5,221	2		5,223	4,065	-		4,065

Operating expenses:
Research and development	904	(142)(a	)	762	1,006	(31)(a	)	975
Selling and marketing	6,094	(135)(a	)	5,959	3,589	(34)(a	)	3,555
General and administrative	2,291	(583)(a)(b	)	1,708	1,835	(142)(a	)	1,693

Total operating expenses	9,289	(860)(a	)	8,429	6,430	(207)(a	)	6,223

Operating loss	(4,068)	862		(3,206)	(2,365)	207		(2,158)
Financial income (expenses), net	(1,144)	259 (a)(c	)	(885)	(84)	-		(84)
Other income (expenses), net	-	-		-	(60)	-		(60)

Net Income (loss)	$(5,212)	$1,121		$(4,091)	$(2,509)	$207		$(2,302)

Basic and diluted net loss per share (c)	$(1.26)	$0.27		$(0.99)	$(0.63)	$0.05		$(0.58)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share (c)	4,145,039	4,145,039		4,145,039	3,961,157	3,961,157		3,961,157

(a)	The effect of stock-based compensation.
(b)	The effect of provision for litigation-related expenses.
(c)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.
(d)	A 1-for-5.88235 reverse split of our common stock became effective for trading purposes on May 14, 2007. All earnings per share and weighted-average share amounts are presented on a post-split basis.

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Three months ended September 30, 2007				Three months ended September 30, 2006
	GAAP	Adjustment		Non-GAAP	GAAP	Adjustment		Non-GAAP
	Unaudited				Unaudited

Revenues	$3,364	-		$3,364	$2,577	-		$2,577
Cost of revenues	1,282	(2)(a	)	1,280	792	-		792

Gross profit	2,082	2		2,084	1,785	-		1,785

Operating expenses:
Research and development	516	(77)(a	)	439	364	(2)(a	)	362
Selling and marketing	2,637	(16)(a	)	2,621	1,490	(7)(a	)	1,483
General and administrative	907	(196)(a)(b	)	711	669	(40)(a	)	629

Total operating expenses	4,060	(289)(a	)	3,771	2,523	(49)(a	)	2,474

Operating loss	(1,978)	291		(1,687)	(738)	49		(689)
Financial income (expenses), net	(823)	137 (a)(c	)	(686)	(53)	-		(53)
Other income (expenses), net	-	-		-	-	-		-

Net Income (loss)	$(2,801)	$428		$(2,373)	$(791)	$49		$(742)

Basic and diluted net loss per share (c)	$(0.63)	$0.09		$(0.54)	$(0.20)	$0.01		$(0.19)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share (c)	4,416,745	4,416,745		4,416,745	3,965,971	3,965,971		3,965,971

(a)	The effect of stock-based compensation.
(b)	The effect of provision for litigation-related expenses.
(c)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.
(d)	A 1-for-5.88235 reverse split of our common stock became effective for trading purposes on May 14, 2007. All earnings per share and weighted-average share amounts are presented on a post-split basis.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	Unaudited
Cash flows from operating activities:
Net loss	$(5,212)	$(2,509)	$(2,801)	$(791)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	92	267	73	87
Accrued severance pay, net	(61)	16	(7)	30
Deferred stock compensation	751	207	181	52
Amortization of deferred charges	68	-	21	-
Amortization of discount on convertible bonds	183	-	61	-
Decrease (increase) in trade receivables	607	(1,792)	140	(643)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,453)	164	(1,409)	(12)
Decrease (increase) in inventories	48	84	23	(89)
Increase (decrease) in trade payables	(5)	182	(48)	332
Increase (decrease) in employees and payroll accruals	(270)	91	44	46
Increase (decrease) in accrued expenses and other liabilities	4,632	1,181	4,778	610
Capital (gain) loss from sale of marketable securities	480	-	555	-
Exchange differences on principle of long-term loan	7	9	(6)	6
Others	9	-	9	-
Net cash used in operating activities	(124)	(2,100)	1,614	(372)

Cash flows from investing activities:
Purchase of property and equipment	(81)	(92)	(9)	(29)
Purchase of subsidiary that was consolidated for the first time.*	(153)	-	(153)	-
Capitalization of software and intangible assets	(509)	-	(227)	-
Amounts carried to deferred charges	(52)	-	-	-
Proceeds from short-term deposits, net	(2,273)	162	(1,498)	(58)
Investment in marketable Securities of municipal bond, net	(350)	650	1,075	250
Proceeds from sale of marketable securities of other company	4,723	-	3,642	-
Net cash provided by (used in) investing activities	1,305	720	2,830	163

Cash flows from financing activities:
Short-term bank credit, net	(381)	(310)	(8)	21
Proceeds from long-term loan	2,850	204	350	-
Principal payment of long-term loan	(2,709)	(157)	(2,571)	(66)
Proceeds from exercise of options, net	52	38	-	38
Expenses related to issuance of shares in a private placement	-	(180)	-	(10)
Net cash provided by (used in) financing activities	(188)	(405)	(2,229)	(17)

Increase (decrease) in cash and cash equivalents	993	(1,785)	2,215	(226)
Cash and cash equivalents at the beginning of the period	2,444	2,294	1,222	735

Cash and cash equivalents at the end of the period	$3,437	$509	$3,437	$509

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	$126	$59	$34	$20
Supplemental disclosure of non-cash activities:
Trade payable and Employees and payroll accruals related to capitalization of software	$-	-	$(65)	-
Issuing shares capital against redemption of note payable	$432	-	$432	-
Accrued expenses related to issuance of shares	-	$19	-	$-

* Purchase of subsidiary that was consolidated for the first time

U.S. dollars in thousands

	Nine months ended September 30, 2007	Three months ended September 30, 2007
	Unaudited
Assets and Liabilities of the subsidiary for the purchase day.
Operating capital (excluding cash and cash equivalents)	723	723
Property and equipment, net	(32)	(32)
Other assets	(1,569)	(1,569)
Goodwill that was formed at the purchase	(3,178)	(3,178)
Share capital	14	14

Additional paid-in capital	3,889	3,889

	(153)	(153)